UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ENCORIUM GROUP, INC.

(formerly Covalent Group, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29257R109

(CUSIP Number)

Kai Lindevall

Keilaranta 16

02150 Espoo

Finland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29257R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lindevall Kai Eugen Harald
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

FINLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

1,094,746
8. Shared Voting Power

0
9. Sole Dispositive Power

1,094,746
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,094,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

6.3%
14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share, of Encorium Group, Inc. (formerly Covalent Group, Inc.) located at One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, PA 19087.

Item 2. Identity and Background

(a)	The name of the reporting person is Kai Eugen Harald Lindevall.

(b)	The business address of the reporting person is Keilaranta 16, 02150 Espoo, Finland.

(c)	The reporting person is President, European and Asian Operations, of Encorium Group, Inc., a clinical research organization headquartered at One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 100, Wayne, PA 19087.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e)	During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the kind described in Item 2(e).

(f)	The reporting person is a citizen of Finland.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person has acquired the securities of Encorium Group, Inc. (“Encorium”) reported in this Schedule 13D as a result of the business combination (the “Business Combination”) between Encorium and Remedium Oy, a Finnish corporation (“Remedium”). The Business Combination was effected pursuant to a combination agreement, dated March 2, 2006 and later restated on July 6, 2006 (the “Combination Agreement”), between Encorium and all of the stockholders of Remedium (including the reporting person). The Business Combination closed on November 1, 2006. In the Business Combination, Encorium purchased all of the issued and outstanding shares of capital stock of Remedium and Remedium is now a wholly-owned subsidiary of Encorium. In consideration for all of the outstanding shares of Remedium capital stock, Encorium paid cash and shares of Encorium Common Stock to Remedium stockholders. All Remedium stockholders have become stockholders of Encorium. The reporting person was a founder and a stockholder of Remedium and he surrendered all of his Remedium shares in exchange for the shares of Common Stock of Encorium he received in the Business Combination.

The reporting person also held a stock option to purchase shares of Remedium common stock. Pursuant to an option exchange agreement between the reporting person and Encorium, this stock option now represents the right to acquire shares of Encorium Common Stock upon exercise (the “Encorium Stock Option”). The reporting person paid no cash for the Encorium shares he received in the Business Combination.

Item 4. Purpose of Transaction

The reporting person acquired the Encorium Common Stock and Encorium Stock Option reported on this Schedule 13D in connection with the Business Combination described in Item 3. The reporting person was a founder and CEO, and together with his wife controlled approximately 44% of the outstanding shares, of Remedium. Upon the closing of the Business Combination with Encorium on November 1, 2006, Remedium became a wholly-owned subsidiary of Encorium. At closing, the reporting person became the President, European and Asian Operations, of Encorium. The shareholders of Encorium, at a meeting duly held on October 20, 2006, also elected the reporting person to be a director of Encorium.

As part of the Business Combination, the Remedium stockholders nominated three candidates - including the reporting person - for election to Encorium’s Board at the Encorium stockholder meeting on October 20, 2006. All three candidates were elected by Encorium stockholders. Pursuant to the terms of the Combination Agreement, Encorium has agreed that, should any of the Remedium Directors cease to be a director of Encorium for any reason during the first 18 months after November 1, 2006, such vacancy shall be filled by the Encorium Board with a candidate recommended by the reporting person. However, the Encorium Board shall have the right to reject a particular candidate recommended by the reporting person if it determines, after consulting with counsel, that the election of such candidate would constitute a breach of the Encorium Board’s fiduciary duties.

As described under Item 6 below, the reporting person will receive additional shares of Encorium Common Stock pursuant to the earn-out and hold-back provisions of the Combination Agreement. The reporting person’s ability to dispose of the shares of Encorium Common Stock beneficially owned by him is limited pursuant to the lock up agreement described in Item 6. The reporting person may at any time and from time to time may acquire additional shares of Encorium Common Stock, dispose of any or all of his Encorium Common Stock and engage in discussions with Encorium stockholders, depending upon personal investment considerations and personal liquidity requirements of the reporting person.

As a director duly elected by Encorium stockholders, the reporting person intends to participate in the discussion and consideration by the Encorium Board of the kinds of transactions listed in Items (a) through (j) of Item 4 of Schedule 13D if any such transaction should be presented to the Board. Such discussion and consideration may involve communications with one or more stockholders of Encorium, one or more officers of Encorium and/or one or more members of the board of directors of Encorium.

Otherwise, other than as described under this Item or any other Item of this Schedule 13D, the reporting person does not have any present plan or proposal that would relate to, or result in, any of the matters set forth under subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the reporting person beneficially owns an aggregate of 1,094,746 shares of Encorium Common Stock, representing approximately 6.3% of the outstanding Encorium Common Stock, consisting of the following:

1. 1,044,116 shares of Encorium Common Stock beneficially owned by the reporting person

2. A maximum of 50,630 shares of Encorium Common Stock that the reporting person has the right to acquire under the Encorium Stock Option. The Encorium Stock Option expires on January 31, 2009.

An additional 135,146 shares of Encorium Common Stock are owned by the reporting person’s wife. The reporting person disclaims beneficial ownership with respect to his wife’s shares.

The reporting person’s and his wife’s ability to sell their shares of Encorium Common Stock is limited due to a lock-up agreement, dated November 1, 2006, restricting sales of his shares for a period of nine months from November 1, 2006.

(b)	The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, with respect to the 1,094,746 shares of Encorium Common Stock beneficially owned by him (including the shares subject to the Encorium Stock Option).

The reporting person has no power to vote or to direct the vote, and no power to dispose or to direct the disposition, with respect to the 135,146 shares of Encorium Common Stock owned by the reporting person’s wife. The reporting person disclaims beneficial ownership with respect to his wife’s shares.

(c)	The reporting person received all of the shares of Encorium Common Stock and the Encorium Stock Option reported herein on November 1, 2006, in connection with the closing of the Business Combination.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Combination Agreement. Pursuant to the earn-out provisions of the Combination Agreement, on or prior to April 10, 2007 (or at a later date if the dispute resolution provisions of the Combination Agreement are required to determine the number of shares), the Remedium stockholders (including the reporting person) will be entitled to receive an additional number of shares of Encorium Common Stock – the “earn-out shares” - based on Remedium’s net revenue for the fiscal year ending December 31, 2006 as follows:

- an aggregate of approximately 1,060,071 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 10,700,000 (equal to the quotient obtained by dividing (i) $3,000,000 by (ii) $2.83); or

- an aggregate of approximately 706,714 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 9,500,000 but is equal or less than EUR10,700,000 (equal to the quotient obtained by dividing (i)$ 2,000,000 by (ii) $2.83); or

- an aggregate of approximately 353,357 shares of Encorium Common Stock if Remedium net revenue exceeds EUR 8,300,000 but is equal or less than EUR 9,500,000 (equal to the quotient obtained by dividing (i) $1,000,000 by (ii) $2.83); or

- if Remedium net revenue is equal to or less than EUR 8,300,000, the Remedium stockholders are not entitled to any earn-out shares.

The reporting person will receive 39.85% of the aggregate number of earn-out shares to be issued, representing approximately 422,438, 281,626, 140,813 or 0 additional shares of Encorium Common Stock to be received by the reporting person, depending on which earn-out threshold will be met. Together with his wife, the reporting person will receive 43.58% of the aggregate number of earn-out shares issued by Encorium. However, the reporting person disclaims beneficial ownership of his wife’s shares.

Subject to adjustment, on November 1, 2007, Encorium will issue to the Remedium stockholders (including the reporting person) an aggregate of approximately 706,714 shares of Encorium Common Stock (equal to the quotient obtained by dividing (i) $2,000,000 by (ii) $2.83). The aggregate number of shares may be subject to decrease as a result of post-closing adjustments under the Combination Agreement, such as indemnification liabilities. The reporting person will receive 39.85% of the aggregate number of such shares to be issued. Assuming receipt of the maximum number of such shares without adjustments, the reporting person would receive approximately 281,626 additional shares of Encorium Common Stock. Together with his wife, the reporting person will receive 43.58% of the aggregate number of such shares issued by Encorium. However, the reporting person disclaims beneficial ownership of his wife’s shares.

Option Exchange Agreement. In connection with the Business Combination, all of the holders of the outstanding options to purchase shares of Remedium stock (including the reporting person) executed an option exchange agreement. Under the option exchange agreements, the Remedium options remain outstanding after the closing of the Business Combination, and the shares of Remedium stock otherwise issuable upon the exercise of a Remedium option will automatically convert into the number of Encorium shares equal to the number of Remedium shares otherwise issuable upon exercise of the option, multiplied by a fraction:

(i) the numerator of which is the sum of (A) the aggregate final adjusted number of Encorium shares to be received by the Remedium stockholders under the Combination Agreement, and (B) the number of shares resulting from dividing (x) the aggregate cash price to be paid to the Remedium stockholders under the combination agreement, by (y) the price per share at which Remedium stockholders receive Encorium shares at closing under the Combination Agreement, and

(ii) the denominator of which is 16,750 (i.e., the number of issued and outstanding Remedium shares at closing of the Business Combination).

The exact number of shares of Encorium Common Stock issuable under the option exchange agreement to the reporting person is not yet determinable, because the option exchange formula set forth above depends in part on potential adjustments that have not yet occurred under the Combination Agreement. However, assuming the receipt of the maximum number of shares of Encorium Common Stock under the Combination Agreement, the reporting person is entitled to receive a maximum of 50,630 shares of Encorium Common Stock pursuant to his Encorium Stock Option.

Lock-Up Agreement. The reporting person is subject to a lock-up agreement, dated November 1, 2006, which restricts his ability to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose sell his shares of Encorium Common Stock or the Encorium Stock Option for nine months from November 1, 2006. The reporting person may, however, (A) transfer any or all of the shares (i) by gift, will or intestacy or (ii) to any trust for the direct or indirect benefit of the reporting person or his immediate family, provided that any such transfer shall not involve a disposition for value and (B) pledge his shares; provided, however, that in any such case it shall be a condition to the transfer that the transferee or pledgee, as applicable, execute an agreement stating that the transferee or pledgee, as applicable, is receiving and holding the shares subject to the provisions of the lock-up agreement, and there shall be no further transfer or pledge, as applicable, of such shares except in accordance with the lock-up agreement.

Item 7. Material to Be Filed as Exhibits

The following exhibits are incorporated herein by reference:

1. Amended and Restated Combination Agreement, dated July 6, 2006, incorporated by reference to Exhibit 2.1 to Form 8-K of Encorium Group, Inc. (formerly Covalent Group, Inc.), filed with the SEC on July 7, 2006.

2. Form of Option Exchange Agreement, incorporated by reference to the Exhibits of the Combination Agreement which was filed as Exhibit 2.1 to Form 8-K of Encorium Group, Inc. (formerly Covalent Group, Inc.), filed with the SEC on July 7, 2006.

3. Form of Lock-Up Agreement, incorporated by reference to the Exhibits of the Combination Agreement which was filed as Exhibit 2.1 to Form 8-K of Encorium Group, Inc. (formerly Covalent Group, Inc.), filed with the SEC on July 7, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date November 6, 2006

Signature	/s/ Kai Lindevall
Name/Title	Kai Lindevall